UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Morlex, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

617662200

(CUSIP Number)

DCI Master LDC
c/o Morlex, Inc.
420 Lexington Avenue, Suite 450
New York, NY 10170
(212) 581-5150

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d01(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D CUSIP No. Not available
1	NAME OF REPORTING PERSON DCI Master LDC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Not applicable - non-U.S. entity
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,118,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,118,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,118,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%
14	TYPE OF REPORTING PERSON OO

Item 1. Security and Issuer.

This Schedule 13D (this “Schedule”) relates to the common stock, par value $0.001 (“Issuer Common Stock”) of Morlex, Inc., a Colorado corporation with its principal offices at 420 Lexington Avenue, Suite 450, New York, NY 10170 (the “Issuer”).

Item 2. Identity and Background.

This Schedule is being filed by DCI Master LDC, an offshore fund organized under the laws of the Cayman Islands (the “Reporting Person”). Alex Clug and Michael Crow are the managing directors of DCI Master LDC.

The principal office and business address of the Reporting Person is 420 Lexington Avenue, Suite 450, New York, NY 10170. The Reporting Person is organized under the laws of the Cayman Islands and the principal business of the Reporting Person is investments.

The Reporting Person has not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction as a result of which it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On February 14, 2008, the Issuer consummated a series of transactions, including an Agreement and Plan of Merger, dated February 7, 2008 (the “RHI Merger Agreement”) with RightSide Holdings, Inc. (“RightSide”) and its wholly owned subsidiary RHI Merger Sub, Inc. (“RHI Merger Sub”).

Pursuant to the RHI Merger Agreement, on February 14, 2008 RHI Merger Sub was merged with and into RightSide, with RightSide being the surviving corporation (the “RHI Merger”). As a result of the RHI Merger, each share of common stock of RightSide, par value $.001 per share, automatically converted into 0.4236 shares of Issuer Common Stock, or 8,548,655 shares of Issuer Common Stock in the aggregate. The Reporting Person received 2,118,000 shares of Issuer Common Stock in exchange for its 5,000,000 shares of RightSide common stock.

A copy of the RHI Merger Agreement was previously filed by the Issuer with the Securities and Exchange Commission as an exhibit to the Issuer’s report on Form 8-K, dated February 11, 2008.

Item 4. Purpose of Transaction

The Reporting Person entered into the transaction for investment purposes. The Reporting Person does not presently have any plan or proposal which relate to or would result in any of the following: the acquisition or disposition by any person of additional securities of the Issuer; an extraordinary corporate transaction involving the Issuer or its subsidiaries; a sale or transfer of a material amount of the Issuer’s or its subsidiaries’ assets; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer’s corporate structure; any changes to the Issuer’s charter, bylaws or instruments corresponding thereto which may impede the acquisition of control by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934.

Item 5. Interest in Securities of the Issuer

The following table sets forth the shares of Issuer Common Stock owned by the Reporting Person.

Common Stock

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership					Percent of Class(1)
	Sole Power to Dispose	Shared Power to Dispose	Sole Power to Vote	Shared Power to Vote	Total
DCI Master LDC	2,118,000	-0-	2,118,000	-0-	2,118,000	10.6%

(1)	Based on 20,045,985 shares of Issuer Common Stock issued and outstanding as of February 14, 2008.

Except as noted herein, the Reporting Person has not effected any other transactions in the Issuer's securities within sixty (60) days preceding the date hereof.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2008	By:

DCI MASTER LDC

By: /s/ Alex Clug
Name: Alex Clug
Its: Director